Exhibit 99.V

Press Release No. 04-01

METALLICA RESOURCES AWARDS CONTRACT FOR SITE
DEVELOPMENT AND MINING AT CERRO SAN PEDRO PROJECT

(All dollar amounts in this press release are in US dollars unless otherwise indicated)

January 12, 2004, Toronto, Ontario - Metallica Resources Inc. (TSX: MR, AMEX: MRB) is pleased to announce that it has awarded Washington Group International, Inc. (NASDAQ: WGII) a contract to provide site development services and contract mining for Metallica’s Cerro San Pedro gold and silver project in central Mexico. The value of the contract, over the currently estimated 8.3-year mine life, is approximately $105 million which includes $98 million for contract mining services and $7 million for capitalized pre-stripping and the mobilization of Washington Group’s equipment fleet. Equipment is expected to begin arriving on-site within the next two weeks. The $98 million for contract mining represents approximately 46% of the previously announced estimated cash operating cost of $160 per ounce of gold when using the Gold Institute method of calculation and a silver price of $5.36 per ounce. This percentage is consistent with mining costs previously estimated, and reported, by Metallica. The remaining 54% of the operating cost is made up of the processing, general and administrative, and transportation and refining costs.

“We are pleased to be chosen by Metallica to participate in the development and operation of the Cerro San Pedro mine,” said Roy Wilkes, president of the Washington Group’s Mining Business Unit. “We have worked with the Metallica management team for the past several months in optimizing the development plan and are excited about getting this project underway.”

Construction of the Cerro San Pedro project will begin in the first quarter of 2004 with production commencing by the end of 2004. As previously reported, the Cerro San Pedro project is forecast to have annual production averaging 90,500 ounces of gold and 2.1 million ounces of silver, or approximately 120,000 ounces of gold equivalent when using a silver to gold ratio of 70 to 1. The mine life is currently estimated at 8.3 years with a capital cost to build the mine and processing facility estimated at $28.2 million. The mineable reserves at the Cerro San Pedro project are estimated at approximately 1.2 million ounces of gold and 47 million ounces of silver when using a gold price of $325 per ounce and a silver price of $4.62 per ounce.

Mr. Richard Hall, Metallica’s president and CEO stated, “We are pleased to be moving to production on this long awaited project with an organization of the caliber of Washington Group.”

In addition to the Cerro San Pedro project, Metallica owns the world-class El Morro porphyry copper-gold project in Chile. Based on a previously reported inferred resource estimate, completed by Noranda Inc in September 2002, the La Fortuna deposit at the El Morro project contains an inferred resource of 465 million tonnes of material grading 0.61% copper and 0.50 grams per tonne of gold at a 0.4% copper cutoff grade. This equates to approximately 6.2 billion pounds of copper and 7.4 million ounces of gold. Both La Fortuna and the namesake El Morro areas have excellent potential for additional resources. Noranda has the right to earn a 70% interest in the El Morro project.

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. It currently has 81.8 million shares outstanding and a current cash position of $66 million. For further details on Metallica Resources, please visit the company’s website at www.metal-res.com

ON BEHALF OF THE BOARD OF DIRECTORS

Richard J. Hall
President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA’S FORM 20-F.